UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Polen Credit Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

301 Bellevue Parkway
Wilmington, DE 19809

Telephone Number (including area code):

(888) 678-6024

Name and address of agent for service of process:

Joel L. Weiss
JW Fund Management LLC
1636 N Cedar Crest Blvd. #161
Allentown, PA 18104

With copies to:

Joshua L. McCarthy
Polen Capital Credit, LLC
1075 Main Street, Suite 320
Waltham, MA 02451

Nicole M. Runyan
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Lisa P. Goldstein
Kirkland & Ellis LLP
200 Clarendon Street
Boston, MA 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes     ☒      No     ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of Wilmington and State of Delaware on the 3rd day of April, 2023.

POLEN CREDIT OPPORTUNITIES FUND

By:	/s/ Joel L. Weiss
	Name:	Joel L. Weiss
	Title:	Sole Trustee

Attest:

/s/ Christine Catanzaro
Name: Christine Catanzaro
Title: Consultant, JW Fund Management LLC

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